EXHIBIT – L

PURCHASE AGREEMENT FOR INITIAL CAPITAL

December 2, 2015

Focus Funds Series A

8000 Town Centre Drive

Suite 400

Broadview Heights, Ohio 44147

Re: Purchase Agreement for Initial Capital

Gentlemen/Mesdames,

I am purchasing from you today 13561 shares of Focus Funds Series A, a portfolio of Focus Funds Series, Inc., a Nevada business corporation, at a price of $10.00 per share, for an aggregate price of $135,619.00, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of shares of the Fund.

I hereby represent that I am acquiring said shares for investment and not for distribution or resale to the public.

Very truly yours,

Rajendra Prasad

Rajendra Prasad